Changes in Affiliates (New Affiliate)

DAEWOO INTERNATIONAL CORPORATION is a new affiliate company of the POSCO Group. POSCO owns 67.96 percent of the total issued and outstanding shares of DAEWOO INTERNATIONAL CORPORATION.

Company to be affiliated:

• Company Name: DAEWOO INTERNATIONAL CORPORATION

• Total Assets (KRW): 3,885,176,244,427

• Total Shareholders’ Equity (KRW): 1,389,731,019,010

• Total Liabilities (KRW): 2,495,445,225,417

• Total Capital (KRW): 489,192,195,000

• Current total number of affiliated companies: 174*

• The current total number includes affiliate companies of DAEWOO INTERNATIONAL CORPORATION.